PVR Partners, L.P.

Penn Virginia Resource Finance Corporation II

Three Radnor Corporate Center, Suite 301

100 Matsonford Road

Radnor, Pennsylvania 19087

December 18, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Mara L. Ransom

Re:	PVR Partners, L.P.

Registration Statement on Form S-4, Initially Filed on November 22, 2013

File No. 333-192498

Dear Ms. Ransom:

This letter (this “Supplemental Letter”) supplements the above captioned filing (as amended, the “Registration Statement”) of PVR Partners, L.P. (the “Partnership”), Penn Virginia Resource Finance Corporation II (together with the Partnership, the “Issuers”) and the co-registrants named in the Registration Statement (together with the Issuers, the “Registrants”) with respect to an offer to exchange (the “Exchange Offer”) the Issuers’ 6.500% Senior Notes due 2021 (the “Outstanding Notes”), which were originally issued on May 9, 2013 to international and U.S. investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. This Supplemental Letter is being filed with the Securities and Exchange Commission (the “Commission”) concurrently with the filing by the Registrants of Amendment No. 1 to the Registration Statement. The Registrants hereby confirm and represent as follows:

1. The Registrants are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or

Securities and Exchange Commission

December 18, 2103

understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions, in substantially the form set forth below:

•	if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer, provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and

•	if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer confirms that it has not entered into any arrangement or understanding with any of the Registrants or any of their respective affiliates to distribute the Exchange Notes.

[Signature Page Follows.]

If any additional supplemental information is required by the Staff, please contact the undersigned at (610) 975-8200 or Adorys Velazquez or John P. Johnston, of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

PVR PARTNERS, L.P.

By:	PVR GP, LLC, its General Partner

/s/ Robert B. Wallace
Name:	Robert B. Wallace
Title:	Executive Vice President and Chief Financial Officer

PENN VIRGINIA RESOURCE FINANCE CORPORATION II

/s/ Robert B. Wallace
Name:	Robert B. Wallace
Title:	Executive Vice President and Chief Financial Officer

PVR FINCO LLC

By:	PVR PARTNERS, L.P., its sole member

/s/ Robert B. Wallace
Name:	Robert B. Wallace
Title:	Executive Vice President and Chief Financial Officer

PENN VIRGINIA OPERATING CO., LLC
PVR MIDSTREAM LLC

By:	PVR FINCO LLC, their sole member

/s/ Robert B. Wallace
Name:	Robert B. Wallace
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Correspondence

CONNECT ENERGY SERVICES, LLC
CONNECT GAS PIPELINE LLC
PVR GAS PIPELINE, LLC
PVR GAS PROCESSING LLC
PVR HYDROCARBONS LLC
PVR LAVERNE GAS PROCESSING LLC
PVR MARCELLUS GAS GATHERING, LLC
PVR GAS GATHERING LLC

By:	PVR MIDSTREAM LLC, their sole member

/s/ Robert B. Wallace
Name:	Robert B. Wallace
Title:	Executive Vice President and Chief Financial Officer

DULCET ACQUISITION LLC
FIELDCREST RESOURCES LLC
K RAIL LLC
KANAWHA RAIL LLC
LJL, LLC
LOADOUT LLC
SUNCREST RESOURCES LLC
TONEY FORK LLC

By:	PENN VIRGINIA OPERATING CO., LLC, their sole member

/s/ Robert B. Wallace
Name:	Robert B. Wallace
Title:	Executive Vice President and Chief Financial Officer

PVR WATER SERVICES, LLC
PVR NEPA GAS GATHERING, LLC

By:	PVR MARCELLUS GAS GATHERING, LLC, their sole member

/s/ Robert B. Wallace
Name:	Robert B. Wallace
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Correspondence